SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

DORAL FINANCIAL CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.75% Perpetual Cumulative Convertible Preferred Stock	25811P704

7.00% Noncumulative Monthly Income Preferred Stock, Series A	25811P209

8.35% Noncumulative Monthly Income Preferred Stock, Series B	25811P308

7.25% Noncumulative Monthly Income Preferred Stock, Series C	25811P407

(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Robert E. Wahlman
Chief Financial and Investment Officer
Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico, 00920-2717
(787) 474-6700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
D. Rhett Brandon
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
212-455-2000

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$15,175,900	$846.82

*	Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934. Calculated by adding the sum of (i) the product of (A) $5.00, the average of the bid and asked price per share of Doral Financial Corporation’s 7.00% Noncumulative Monthly Income Preferred Stock, Series A (“Series A Preferred Stock”) in the over-the-counter (OTC) market on May 4, 2009, times (B) 672,500 shares of Series A Preferred Stock, (ii) the product of (A) $2.50, the average of the bid and asked price per share of Doral Financial Corporation’s 8.35% Noncumulative Monthly Income Preferred Stock, Series B (“Series B Preferred Stock”) in the OTC market on May 1, 2009, times (B) 900,000 shares of Series B Preferred Stock, (iii) the product of (A) $2.80, the average of the bid and asked price per share of Doral Financial Corporation’s 7.25% Noncumulative Monthly Income Preferred Stock, Series C (“Series C Preferred Stock”) in the OTC market on May 1, 2009, times (B) 1,863,000 shares of Series C Preferred Stock and (iv) the product of (A) $7.00, the average of the bid and asked price per share of Doral Financial Corporation’s 4.75% Perpetual Cumulative Convertible Preferred Stock (“Convertible Preferred Stock”) in the OTC market on April 28, 2009 (the latest date for which prices are available) and (B) 621,000 shares of Convertible Preferred Stock. The number of shares of each series of preferred stock represents the maximum number of shares of such series of preferred stock that are subject to the Exchange Offer.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $55.80 for each $1,000,000 of the value of the transaction.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

INTRODUCTORY STATEMENT
          This Tender Offer Statement on Schedule TO relates to an offer (the “Exchange Offer”) by Doral Financial Corporation, a corporation organized under the laws of the Commonwealth of Puerto Rico (the “Company”), to exchange a number of properly tendered and accepted shares of its 7.00% Noncumulative Monthly Income Preferred Stock, Series A (“Series A Preferred Stock”), 8.35% Noncumulative Monthly Income Preferred Stock, Series B (“Series B Preferred Stock”), 7.25% Noncumulative Monthly Income Preferred Stock, Series C (“Series C Preferred Stock”) and 4.75% Perpetual Cumulative Convertible Preferred Stock (“Convertible Preferred Stock”, and together with the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, the “preferred stock”) for newly issued shares of our common stock, par value $0.01 per share (the “common stock”), plus a cash payment (the “cash premium”) on the terms and subject to the conditions described in the Offer to Exchange, dated May 7, 2009 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer. The terms and conditions of the Exchange Offer are set forth in the Offer to Exchange and the accompanying Letter of Transmittal, which are attached hereto as exhibit (a)(1)(A)(i) and (a)(1)(A)(ii), respectively.
          This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933.
          As of May 6, 2009, there were 9,015,000 shares of preferred stock outstanding, comprised of 1,495,000 shares of Series A Preferred Stock, 2,000,000 shares of Series B Preferred Stock, 4,140,000 shares of Series C Preferred Stock, and 1,380,000 shares of Convertible Preferred Stock.
          The information set forth in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in response to all items required in this Schedule TO, as more particularly described below.
Item 1. Summary Term Sheet.
          The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer” and “Summary—The Exchange Offer” is incorporated herein by reference.
Item 2. Subject Company Information.
          (a) Name and Address.
          The name of the subject company is Doral Financial Corporation. The address of the Company’s principal executive offices is 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717. The Company’s telephone number is (787) 474-6700.
          (b) Securities.
          The information set forth in the Offer to Exchange in the sections entitled “Description of Capital Stock” and “Description of the Preferred Stock” is incorporated herein by reference.
          (c) Trading Market and Price.
          The information set forth in the Offer to Exchange in the section entitled “Market Price, Dividend and Distribution Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.
          (a) Name and Address.
          The filing person is the Company. The address of the Company’s principal executive offices is 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717, and the telephone number at that address is (787) 474-6700.
          Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company. The business address of each director and executive officer is: c/o 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717, and such person’s telephone number is (787) 474-6700.

Name	Position

Glen R. Wakeman	President, Chief Executive Officer and Director of Doral Financial Corporation and Doral Bank

Lesbia Blanco	Executive Vice President and Chief Talent & Administration Officer

Robert E. Wahlman	Executive Vice President and Chief Financial and Investment Officer, Director of Doral Bank

Paul Makowski	Executive Vice President and Chief Risk Officer, Director of Doral Bank

Enrique R. Ubarri	Executive Vice President and General Counsel, Director of Doral Bank

Christopher Poulton	Executive Vice President and Chief Business Development Officer

Luis Alejandro-Narvaez	Senior Vice President, Chief Internal Auditor

Laura Vázquez	Senior Vice President, Controller and Principal Accounting Officer

Dennis G. Buchert	Director

James E. Gilleran	Director

Douglas L. Jacobs	Director

David E. King	Director

Mark Kleinman	Director

Howard M. Levkowitz	Director

Kevin M. Twomey	Director

Raymond J. Quinlan	Director

Gerard L. Smith	Director

Item 4. Terms of the Transaction.
          (a) Material Terms.
          The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary—The Exchange Offer,” “The Exchange Offer,” “Comparison of Rights Between the Preferred Stock and Our Common Stock,” “Description of Capital Stock,” “Description of the Preferred Stock,” “Certain United States Federal Income Tax Considerations” and “Certain Puerto Rico Tax Considerations” is incorporated herein by reference.
          (b) Purchases.
          To the Company’s knowledge based on reasonable inquiry, no shares of preferred stock are owned by an executive officer, director or affiliate of the Company.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
          (a) Agreements Involving the Subject Company’s Securities.
          The information set forth in the Offer to Exchange in the sections entitled “Description of Capital Stock” and “Description of the Preferred Stock” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
          (a) Purposes.
          The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—Why are we making the exchange offer” and “The Exchange Offer—Purpose and Background of the Exchange Offer” is incorporated herein by reference.
          (b) Use of Securities Acquired.
          The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary—The Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference.
          (c) Plans.
          The information set forth in the Offer to Exchange in the section entitled “Summary—Recent Developments,” “Summary—The Exchange Offer,” “Risk Factors” and “Capitalization” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
          (a) Source of Funds.
          The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary—The Exchange Offer,” “The Exchange Offer—Terms of the Exchange Offer”, “The Exchange Offer—Consideration,” and “The Exchange Offer—Source and Amount of Funds” is incorporated herein by reference.
          (b) Conditions.
          Not applicable.

          (c) Borrowed Funds.
          Not applicable.
Item 8. Interest in the Securities of the Subject Company.
          (a) Securities Ownership.
          The Company’s executive officers and directors do not own any shares of preferred stock and therefore are not eligible to participate in the Offer to Exchange.
          (b) Securities Transactions.
          None of the Company or the Company’s executive officers or directors have effected any transactions with respect to the preferred stock within the 60-day period prior to May 7, 2009.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
          (a) Solicitations or Recommendations.
          The information set forth in the Offer to Exchange in the sections entitled “The Exchange Offer—Exchange Agent and Information Agent,” “The Exchange Offer—Solicitation” and “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
          (a) Financial Information.
          The information set forth in the Offer to Exchange in the sections entitled “Available Information” and “Summary Consolidated Financial Data” is incorporated herein by reference. The information set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 in the sections entitled “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Financial Statements and Supplementary Data,” and “Exhibits and Financial Statement Schedules,” is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
          (b) Pro Forma Information.
          Not applicable.
Item 11. Additional Information.
          (a) Agreements, Regulatory Requirements and Legal Proceedings.
          The information set forth in the Offer to Exchange in the section entitled “The Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference.
          (b) Other Material Information.
          Not applicable.
Item 12. Exhibits
(a)(1)(A)(i)	Offer to Exchange, dated May 7, 2009.

(a)(1)(A)(i)	Letter of Transmittal, dated May 7, 2009.

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release, dated May 7, 2009.

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
          (a) Not applicable.

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 7, 2009

DORAL FINANCIAL CORPORATION
By:	/s/ ROBERT E. WAHLMAN
Robert E. Wahlman
Executive Vice President and Chief Financial and Investment Officer

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT NAME

(a)(1)(A)(i)	Offer to Exchange, dated May 7, 2009.

(a)(1)(A)(ii)	Letter of Transmittal, dated May 7, 2009.

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release, dated May 7, 2009.

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.